UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Sculptor Capital Management, Inc.

(Name of Issuer)

Class A Shares, no par value

(Title of Class of Securities)

811246107

(CUSIP Number)

November 18, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Beneficial ownership information contained herein is given as of the date listed above, unless otherwise indicated.

1	Names of Reporting Persons. Abrams Capital Partners II, L.P. Abrams Capital, LLC Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4

Citizenship or Place of Organization.

Abrams Capital Partners II, L.P. - Delaware

Abrams Capital, LLC - Delaware

Abrams Capital Management, LLC - Delaware

Abrams Capital Management, L.P. - Delaware

David Abrams - United States

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Abrams Capital Management, LLC - 0 shares

Abrams Capital Management, L.P. - 0 shares

David Abrams - 0 shares

6

Shared Voting Power

Abrams Capital Partners II, L.P. – 950,543 shares

Abrams Capital, LLC – 1,119,841 shares

Abrams Capital Management, LLC – 1,119,841 shares

Abrams Capital Management, L.P. – 1,119,841 shares

David Abrams – 1,119,841 shares

Refer to Item 4 below.

7

Sole Dispositive Power

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Abrams Capital Management, LLC - 0 shares

Abrams Capital Management, L.P. - 0 shares

David Abrams - 0 shares

8

Shared Dispositive Power

Abrams Capital Partners II, L.P. – 950,543 shares

Abrams Capital, LLC – 1,119,841 shares

Abrams Capital Management, LLC – 1,119,841 shares

Abrams Capital Management, L.P. – 1,119,841 shares

David Abrams – 1,119,841 shares

Refer to Item 4 below.

9

Aggregate Amount Beneficially Owned by Each Reporting Person

Abrams Capital Partners II, L.P. – 950,543 shares

Abrams Capital, LLC - 1,119,841 shares

Abrams Capital Management, LLC -1,119,841 shares

Abrams Capital Management, L.P. - 1,119,841 shares

David Abrams - 1,119,841 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)

Abrams Capital Partners II, L.P. – 4.21%

Abrams Capital, LLC – 4.96%

Abrams Capital Management, LLC – 4.96%

Abrams Capital Management, L.P. – 4.96%

David Abrams – 4.96%

Refer to Item 4 below.

12

Type of Reporting Person (See Instructions)

Abrams Capital Partners II, L.P. - OO (Limited Partnership)

Abrams Capital, LLC - OO (Limited Liability Company)

Abrams Capital Management, LLC - OO (Limited Liability Company)

Abrams Capital Management, L.P. - OO (Limited Partnership)

David Abrams - IN

SCHEDULE 13G

Item 1

(a)	Name of Issuer

Sculptor Capital Management, Inc.

(b)	Address of Issuer’s Principal Executive Offices

9 West 57th Street, New York, New York 10019

Item 2

(a)	Name of Person Filing

Abrams Capital Partners II, L.P.

Abrams Capital, LLC

Abrams Capital Management, LLC

Abrams Capital Management, L.P.

David Abrams

(b)	Address of Principal Business Office or, if none, Residence

Abrams Capital Partners II, L.P.

Abrams Capital, LLC

Abrams Capital Management, LLC

Abrams Capital Management, L.P.

David Abrams

c/o Abrams Capital Management, L.P.

222 Berkeley Street, 21st Floor

Boston, MA 02116

(c)	Citizenship

Abrams Capital Partners II, L.P. - Delaware

Abrams Capital, LLC - Delaware

Abrams Capital Management, LLC - Delaware

Abrams Capital Management, L.P. - Delaware

David Abrams - United States

(d)	Title of Class of Securities

Class A Shares, no par value

(e)	CUSIP Number

811246107

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

The percentages reported herein are calculated based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, as filed with the SEC on November 9, 2020, that there were 22,581,124 Class A Shares of the Issuer outstanding as of November 5, 2020.

Item 4(a)	Amount Beneficially Owned**

Abrams Capital Partners II, L.P. – 950,543 shares

Abrams Capital, LLC - 1,119,841 shares

Abrams Capital Management, LLC - 1,119,841 shares

Abrams Capital Management, L.P. - 1,119,841 shares

David Abrams - 1,119,841 shares

Item 4(b)	Percent of Class

Abrams Capital Partners II, L.P. – 4.21%

Abrams Capital, LLC – 4.96%

Abrams Capital Management, LLC – 4.96%

Abrams Capital Management, L.P. – 4.96%

David Abrams – 4.96%

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:

(i)	Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Abrams Capital Management, LLC - 0 shares

Abrams Capital Management, L.P. - 0 shares

David Abrams - 0 shares

(ii)	shared power to vote or to direct the vote

Abrams Capital Partners II, L.P. – 950,543 shares

Abrams Capital, LLC -1,119,841 shares

Abrams Capital Management, LLC - 1,119,841 shares

Abrams Capital Management, L.P. - 1,119,841 shares

David Abrams - 1,119,841 shares

(iii)	sole power to dispose or to direct the disposition of

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Abrams Capital Management, LLC - 0 shares

Abrams Capital Management, L.P. - 0 shares

David Abrams - 0 shares

(iv) shared power to dispose or to direct the disposition of

Abrams Capital Partners II, L.P. – 950,543 shares

Abrams Capital, LLC - 1,119,841 shares

Abrams Capital Management, LLC - 1,119,841 shares

Abrams Capital Management, L.P. - 1,119,841 shares

David Abrams - 1,119,841 shares

**

Shares reported herein for Abrams Capital Partners II, L.P. (“ACP II”) represent shares beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC (“Abrams Capital”) and Abrams Capital Management, L.P. (“Abrams CM LP”) represent shares beneficially owned by ACP II and other private investment funds for which Abrams Capital serves as general partner and Abrams CM LP serves as investment manager. Shares reported herein for Abrams Capital Management, LLC (“Abrams CM LLC”) represent the above-referenced shares beneficially owned by Abrams CM LP. Abrams CM LLC is the general partner of Abrams CM LP. Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital and Abrams CM LLC. Mr. Abrams is the managing member of Abrams Capital and Abrams CM LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on May 20, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2020

ABRAMS CAPITAL PARTNERS II, L.P.
By: Abrams Capital, LLC its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC, its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams
David Abrams, Individually